October 24, 2005

Mr. Patrick Gilmore

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Additional Information Regarding Disclosures in Form 10-K and Forms 8-K—File No. 000-27501

Dear Mr. Gilmore:

In response to our conversation today, attached is a further revision to the language regarding Adjusted EBITDA. Please let me know whether you have any further questions, comments or issues regarding this disclosure.

Please do not hesitate to call my office at (949) 719-2215 or my cell phone at (949) 322-1191. As noted before, we greatly appreciate your timely review and consideration of this matter.

Very truly yours,

/s/ James J. Sullivan

James J. Sullivan

General Counsel

Non-GAAP Financial Measures

In this press release and our other public statements in connection with this press release, we use the non-GAAP financial measure, “Adjusted EBITDA.” We define Adjusted EBITDA as net income (loss), excluding the impact of interest expense, income taxes, depreciation and amortization, charges for facilities closures and asset impairment, stock-based compensation expense and charges for expected future loss on contracts. We use Adjusted EBITDA to provide meaningful supplemental information regarding our operating performance and profitability by excluding certain expenses and expenditures that may not be indicative of our core business operating results. Because our capital structure, effective income tax rates, capitalized asset values and equity-based compensation levels are different than those of other companies, we believe that Adjusted EBITDA facilitates comparisons of our results of operations with those of other companies. Further, we believe that Adjusted EBITDA, which excludes certain factors which are not indicative of ongoing operations such as charges for facilities closures, asset impairment and future loss on contracts, can assist management and investors in assessing the financial operating performance and underlying strength of our core business. We use Adjusted EBITDA in our cash bonus program to evaluate management’s performance for compensation purposes. We also have agreed with our lender to maintain levels of an adjusted form of EBITDA as specified in financial covenants to our secured debt facility.

During the fourth quarter of 2003, we decided to wind-down our outsourcing services to physician group customers and to discontinue our hosting and outsourcing services involving non-proprietary software products. As a result, during the fourth quarter of 2003, we recorded a loss on contracts charge of $11.3 million, reflecting our estimate of future losses associated with our contracts for these businesses. This charge, which related to businesses we had decided to exit, was excluded from Adjusted EBITDA because it was not indicative of our ongoing operations. During the fourth quarter of 2003, we also negotiated a settlement regarding out-of-scope work for a large fixed-fee implementation project. As a result, during the fourth quarter of 2003, we recorded a loss on contracts charge of $3.7 million, reflecting our estimate of future losses associated with this contract. After deciding not to enter into any similar agreements in the future, we modified our pricing and other policies regarding fixed-fee implementation arrangements. This charge was excluded from Adjusted EBITDA for the fourth quarter of 2003 because we believed that the charge was not indicative of our ongoing operations. During 2004 and 2005, we made adjustments to the loss on contracts charge, as the efforts to complete the fixed fee contract and to wind-down our physician group business became better known to us. This resulted in a net reduction of the loss on contracts charge, and an increase to net income, of $1.4 million for 2004 and $2.9 million for the nine-month period ended September 30, 2005, which amounts were eliminated from Adjusted EBITDA.

During the last two years, we also excluded from Adjusted EBITDA certain asset impairment charges related to our decision to exit certain lines of businesses and facility closure charges related to a cost containment action. During the fourth quarter of 2003, we excluded from Adjusted EBITDA a $4 million asset write-down associated with our decision to wind-down our physician group business and our outsourcing services involving non-proprietary software, as discussed in the preceding paragraph. We excluded this charge from Adjusted EBITDA as it related to businesses we had decided to exit and therefore was not indicative of our ongoing operations. We also excluded from Adjusted EBITDA losses of approximately $870,000 related to the closure of three facilities in 2004 and approximately $1.1 million for the closure of two additional facilities in 2005. These closures were part of a single cost-containment plan that commenced in 2004. The charges reflected our remaining payment obligations under lease agreements for these closed facilities. Because the facilities were non-performing, we excluded the charges from Adjusted EBITDA as they were not indicative of our ongoing operations.

Adjusted EBITDA is not a recognized term under GAAP and should not be considered in isolation of, or as a substitute for, the information prepared and presented in accordance with GAAP. In addition, Adjusted EBITDA should not be considered as a measure of liquidity or free cash flow for management’s discretionary use, as it excludes certain cash requirements such as interest expense, income taxes, costs to replace depreciated or amortized assets, costs arising from certain facilities closures and losses on contracts. Because not all companies calculate Adjusted EBITDA identically, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. We compensate for these limitations by relying primarily on our GAAP results and use Adjusted EBITDA supplementally.

The following schedule provides a reconciliation of GAAP net income to Adjusted EBITDA for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net income (loss)	$6,480	$5,975	$15,757	$2,067
Interest expense, net	(55)	166	111	641
(Benefit from) provision for income taxes	(295)	420	341	820
Operating depreciation and amortization	5,895	5,361	17,396	15,497
Amortization of other intangible assets	856	976	2,596	3,087
Amortization of deferred stock compensation	408	153	952	370
Loss on contracts, net	—	—	(2,877)	(898)
Restructuring, impairment and other charges	—	—	1,111	—

Adjusted EBITDA	$13,289	$13,051	$35,387	21,584